

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Mr. Colman Cheng
Chief Financial Officer
China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang 163316
People's Republic of China

> **Re:** **China Nutrifruit Group Limited**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 30, 2009**
> **Response Letter Dated May 7, 2010**
> **Response Letter Dated May 25, 2010**
> **File No. 001-34440**

Dear Mr. Cheng:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2009

Note 1 – Nature of Business, page 58

1. We note your response to our prior comment one in which you state the objective of the make good escrow arrangements was to ensure the proper valuation of the Share

Exchange and the Private Placement and that neither Mr. Kung's nor Mr. Ng's continued involvement was a factor in determining the settlement of the make good escrow agreement. However, we also note your disclosure that due to Mr. Kung's service as a director for Fezdale, you concluded the release of the escrowed shares was a separate compensatory arrangement. Please describe to us Mr. Kung's specific duties as a director of Fezdale, and tell us how you considered FASB ASC 718-10-S99-2 with respect to the release of the escrowed shares.

Note 10 – Provision for Income Taxes, page 68

2.   We note from your response to our prior comment two that $3,331,761 of the increase in your tax loss carryforwards and offsetting valuation allowance relates to stock compensation expenses, which you also have determined are non-deductible expenses for tax purposes. If these expenses are not deductible in future periods, please either tell us why you included the effect of non-deductible expenses in your tax loss carryforwards or reduce your tax loss carryforwards (and associated offsetting valuation allowance) to reflect the non-deductible nature of this expense. If these stock compensation expenses are deductible in future periods, please modify your title of "Non-deductible expenses and non-assessable profits" in your tax reconciliation table to make clear that this amount relates to an expense that was deductible in determining your tax loss carryforwards.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                                        Sincerely,

                                        Mark C. Shannon
                                        Branch Chief